

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 5, 2008

<u>By facsimile to (201) 265-6069 and U.S. Mail</u>

Mr. Clinton R. Mytych
Chief Executive Officer
Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, MI 48334

Re: Eternal Image, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed August 11, 2008
        File No. 333-148695

Dear Mr. Mytych:

      We reviewed the filing and have the comments below.

General

1.   There are numerous changes made in the filing that are not marked or redlined as
        required by Rule 310 of Regulation S-T in the marked or redlined version of the filing on
        the EDGAR system. Please comply with the rule's requirement in future filings. Refer
        to the EDGAR Filer Manual for instructions on marking changed material. If you require
        technical assistance, you may contact the EDGAR operations staff at the telephone
        number listed in the manual.

Our History, page 2

2.   We have read your response to prior comment 7 and you continue to state on page 25 that
        you have presented the historical financials of Diamics as the accounting acquirer.
        Please revise to clarify that the historical financials are those of Michigan "C"
        corporation, the accounting acquirer as you have clarified in your response.

3.   We have read your response to prior comment 8. Your revised disclosure on page 2 and your financial statement footnotes do not disclose the consideration given to effect the reverse acquisition. Specifically, you do not provide the number of shares exchanged or value of consideration given to effect the transaction nor do you include other disclosures required by SFAS 141. Please revise your filing accordingly.

4.   We note that you have written off the goodwill balance that you acquired in your reverse acquisition during the year ended December 31, 2007. Please revise disclosure to discuss the facts and circumstances surrounding your determination that the goodwill was impaired and tell us how your classification of the impairment as a non-operating expense on your income statement is appropriate and complies with SFAS 141.

There is no assurance of an established trading market…, page 6

5.   Replace the references to the National Association of Securities Dealers or NASD with the name of NASD's successor, the Financial Regulatory Authority or FINRA.

Licensing Agreements, page 16

6.   Refer to prior comment 15. Please state the term of the agreement with Building Q, LLC.

7.   We note that Eternal Image intends to seek confidential treatment for the licensing agreements, but has not yet filed any of these agreements. Please note that our earlier comment asked what consideration you have given to filing them. You are only required to file contracts entered in to in the ordinary course of business if your business is substantially reliant upon them. In the event that you decide to file any or all of these contracts as exhibits, please refer to our February 28, 1997 Staff Legal Bulletin 1 (available on the Commission's website at http://www.sec.gov) for information on preparing requests for confidential treatment. Note that we will process concurrently the application and the registration statement. Before requesting acceleration of the registration statement's effectiveness, Eternal Image must resolve any issue concerning the application and must file publicly the portions of the licensing agreements for which Eternal Image is not requesting confidential treatment.

Suppliers, page 17

8.   Please disclose what the major supplier supplies. In addition, please tell us why identifying the supplier by name is not material to investors. Note that, notwithstanding competitive harm, confidential treatment is generally not appropriate for material information such as the identity of major suppliers. Please see the Staff Legal Bulletin No. 1, Section B.2.

Significant Employees, page 18

9.   State Mr. David DeAvila's age as required by Item 401(c)(1) of Regulation S-K.

Balance Sheet, 21

10.   We have read your response to prior comment 44. You state the assets have a useful life of over a year and depreciated over seven years. Given this statement, it is unclear whether you are depreciating assets past their estimated useful life. Please explain, in detail, the nature of these assets and why it is appropriate to depreciate these assets, with a useful life of over a year, over a seven year period. In this regard, production assets or tools with short lives or that are low in cost and large in numbers, tend to be difficult to individually account for and depreciate therefore we would expect a shorter amortization period when items are short-lived.

Note 4. Long Term Debt, page 29

11.   We have read your response to prior comment 47 and it appears that you are still presenting the 150,000 common shares issued during 2006 and the 23,383,104 common shares issued during 2007 as debt repayments. As previously requested, please revise your filing to discuss the debt you repaid by issuing these shares, including identifying the debtor, relevant terms of the debt and whether the debt was fully satisfied upon transfer of your common shares.

Public Relations and Marketing, page 30

12.   We have read your response to prior comment 48. Your disclosure on page 30 continues to state that you expense fees as paid rather than incurred. Please revise accordingly.

Note 7. Stockholders' Equity

Common Stock Transactions, page 31

13.   Please reconcile the share amounts included in your footnote to the amounts included in your previous filings and your statement of stockholders' equity. In this regard, you disclose that 786,622,602 shares of common stock were issued to various shareholders for cash. It is not clear how this is presented on your statement of stockholders equity and the amount of shares have significantly increased compared to the amounts included in your original filing.

Warrants, page 31

14.   We have read your response to prior comment 51 and are still unable to see where you
        have addressed our comment and have classified and recorded the value of the warrants
        on the face of your financial statements. As previously requested, please revise to
        disclose how you accounted for these warrants, the valuation method, including the
        significant underlying assumptions and how these warrants are presented on your
        statement of stockholder's equity. Further, cite the authoritative guidance that supports
        your accounting for the warrants and classification of these warrants as equity.

Note 8. Income taxes, page 32

15.   We note your response to our prior comment 52 and are unable to locate the FIN 48
        disclosure. As previously requested, please revise to discuss your adoption of FIN 48,
        ensuring that your revised disclosure includes the transition disclosures required in
        paragraphs 20-24 of FIN 48.

Sales, page 35

16.   Disclosure states that sales decreased in the three months ended March 33, 2008 due to:

        • Production product delays from suppliers.

        • Change in national distribution strategy.

        Explain why there were production product delays from suppliers and whether Eternal
        Image expects production product delays on a going forward basis. Explain also what
        the change in national distribution strategy is and why Eternal Image made the change.

Units Sold, page 37

17.   Please provide narrative disclosure to accompany this table to provide readers with an
        understanding as to why you have included it in MD&A.

Liquidity and Capital Resources, page 37

18.   We have read your response to prior comment 29. You state you were not in default under the terms, provisions and / or covenants of your loans. Please revise your filing to describe each covenant you must comply with for each debt issuance.

Selling Shareholders, page 45

19.   Please briefly explain how the nine selling shareholders other than North Atlantic Resources Ltd. acquired the 86,150,000 shares of common stock being registered for resale.

Where You Can Find Additional Information, page 47

20.   Please change the reference from Form SB-2 to Form S-1 in the penultimate line.

Exhibit 5.1

21.   Counsel must opine also that the shares are fully paid. Please revise.

22.   Refer to prior comment 56. As noted previously, counsel must consent also to being named in the registration statement. As drafted, the consent states only that the opinion letter may be filed as an exhibit to the registration statement. Please revise.

Closing

        As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filing include all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Staff Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas E. Boccieri, Esq.
        561 Schaefer Avenue
        Oradell, NJ 07649-2517